UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-42181

DirectBooking Technology Co., Ltd.

Room 2912, 29/F., New Tech Plaza

34 Tai Yau Street

San Po Kong

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Reverse Split

On December 14, 2025, the shareholders of DirectBooking Technology Co., Ltd. (the “Company”) approved, among other things, a reverse stock split of the Company’s Class A ordinary shares (the “Class A Ordinary Shares”) and Class B ordinary shares (the “Class B Ordinary Shares”), with the specific ratio to be determined by the board of directors of the Company (the “Board”) (the “Reverse Split”).

On January 23, 2026, the Board approved the Reverse Split at a ratio of 16-for-1, to be effective on February 17, 2026. Pursuant to the Board resolutions, at the effective time of the Reverse Split, each 16 issued and unissued Class A Ordinary Shares will be automatically combined into one Class A Ordinary Share, and each 16 issued and unissued Class B Ordinary Shares will be automatically combined into one Class B Ordinary Share. Following the Reverse Split, the par value of each Class A Ordinary Share and each Class B Ordinary Share will be changed from $0.00005 to $0.0008. All fractional shares resulting from the Reverse Split will not be issued to shareholders; instead, any fractional entitlements will be rounded up to the next whole number.

To effectuate the Reverse Split, the Company filed the relevant Board resolutions with the Cayman Islands Registrar on January 28, 2026. The Company’s Class A Ordinary Shares will continue to trade on the Nasdaq Capital Market under the symbol “ZDAI” and are expected to begin trading on a split-adjusted basis when the market opens on February 19, 2026. The new CUSIP number for the Class A Ordinary Shares following the Reverse Split will be G7241B144.

Regulation FD Disclosure.

On February 17, 2026, the Company issued a press release announcing the Reverse Split. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This current report on Form 6-K and the press release furnished as Exhibit 99.1 contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Please refer to the “Forward-Looking Statements” section in Exhibit 99.1 for additional information.

EXHIBITS

Exhibit No.	Description
99.1	Press Release dated February 17, 2026, announcing the Reverse Split

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DirectBooking Technology Co., Ltd.

By:	/s/ Tan Yu
Name:	Tan Yu
Title:	Chief Executive Officer, Chairman of the Board and Director

Date: February 17, 2026